O’Melveny & Myers LLP Times Square Tower 1301 Avenue of the Americas New York, NY 10019	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0008334-00035
VIA EDGAR
June 21, 2024
Mr. Scott Jameson
Mr. Marc Mehrespand
Mr. Frank Knapp
Ms. Kristina Marrone
Ms. Isabel Rivera
Ms. Mary Beth Breslin
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Sunrise Realty Trust, Inc.
Response to the Staff’s Comments on Amendment No. 3 to Registration Statement on Form 10-12B
Filed on June 10, 2024
File No. 001-41971
Dear Mr. Jameson, Mr. Mehrespand, Mr. Knapp, Ms. Marrone, Ms. Rivera and Ms. Breslin:
On behalf of our client, Sunrise Realty Trust, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 20, 2024 regarding the Company’s Amendment No. 3 to Registration Statement on Form 10-12B filed via EDGAR to the Commission on June 10, 2024 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Company’s Registration Statement on Form 10-12B (the “Amended Registration Statement”), which includes an amended Exhibit 99.1 (the “Information Statement”), to the Commission for review.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Information Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC
Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amended Exhibit 99.1 to Amendment No. 3 to Registration Statement on Form 10-12B filed May 20, 2024
Risk Factors
Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations . . ., page 40
1.Please revise this risk factor to provide further details on the limitations on the company’s operations that result from the maintenance of its exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Please include a summary of the company’s analysis for classifying assets for purposes of assessing whether the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 40 and 41 of the Information Statement accordingly, also included below (with the new disclosure denoted by underline):

We intend to conduct our operations so that we will be exempt from the provisions of the Investment Company Act pursuant to an exemption contained in 3(c)(5) thereunder. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies (including, for example, limitations on the ability of registered investment companies to incur leverage), none of which will be applicable to us.

The exemption contained in 3(c)(5)(C) is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of an entity’s portfolio must be comprised of qualifying assets and at least another 25% of the portfolio must be comprised of real estate-related assets under the Investment Company Act (and no more than 20% comprised of non-qualifying or non-real assets). “Qualifying assets” for this purpose include, for example, certain mortgage loans, certain B-notes and certain mezzanine loans that satisfy various conditions as interpreted by the SEC staff in various no-action letters and other SEC interpretive guidance. Investments that do not satisfy the “qualifying asset” conditions set forth in the relevant SEC staff no-action letters and other guidance, may be classified as real estate-related or non-real estate-related assets, depending upon applicable SEC guidance, if any. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments, preferred equity and the equity securities of other entities may not constitute qualifying assets and therefore our investments in these types of assets may be limited.

We classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially or entirely different from the factual situations we may face and a number of these no-action positions were issued more than twenty years ago. There may be no guidance from the SEC or its staff that applies directly to our factual situations and as a result we may have to apply SEC staff guidance that relates to other factual situations by analogy. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to reclassify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

As a consequence of seeking to maintain an exemption from registration under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments. In particular, a change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy. Thus, maintaining our exemption from registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

A failure by us to maintain this exemption would require us to significantly restructure our investment strategy in a manner that would be less advantageous to us than would be the case in the absence of such requirements. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate the business and pay distributions. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of such entity and liquidate its business.

General
2.We acknowledge your response to prior comment 1 and reissue our request to provide a factual description of the characteristics of the assets within each category of assets described in the Information Statement and your response (“Asset Categories,” which, for the avoidance of doubt, include real estate assets, senior mortgage loans, mezzanine loans, whole loans, B-notes, commercial mortgage-backed securities, and debt-like preferred equity securities). Please do not combine this factual description with legal analysis of the regulatory status of such assets.
Response:
Real Estate Assets
Real estate assets would include actual interests in real property and loans or liens secured by real estate, including senior mortgage loans, mezzanine loans, whole loans, B-notes, and commercial mortgage-backed securities further discussed below.
Senior Mortgage Loans
Senior mortgage loans, or first mortgage loans, may finance the acquisition, refinancing, rehabilitation or construction of real estate. As the first mortgage loan holder, the lender will have the senior position to recover upon a default. Senior mortgage loans may be either short-term or long-term, may be fixed or floating rate and are predominantly current-pay loans.
Mezzanine Loans
Mezzanine loans are loans secured by ownership interests in an entity that owns real estate and that generally finance the acquisition, refinancing, rehabilitation or construction of real estate. Mezzanine loans may be directly held or may be represented by a participation in a mezzanine loan. Mezzanine loans generally pay interest on a specified due date (although there may be a portion of deferred interest). Mezzanine loans are junior to mortgage loans secured by first or second mortgage liens on property but are senior to the borrower’s equity in the property. Upon default, the subordinated mezzanine lender can foreclose on the ownership interests pledged under the loan and thereby succeed to ownership of the property, subject to the mortgage holders’ liens on the property.
Whole Loans
Whole loans are loans secured by first mortgage liens on real estate which provide mortgage financing to property developers and owners.
B-Notes
B-notes are typically privately negotiated loans that are secured by first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. These loans generally finance the acquisition, refinancing, rehabilitation or construction of real estate. B-notes may be either short-term or long-term, may be fixed or floating rate and are predominantly current-pay loans. The subordination of a B-note is typically evidenced by an intercreditor agreement with the holder of the related A-note.
Holders of B-notes have increased risk (as compared to senior mortgage loan holders) but also benefit from a mortgage lien on the related property. B-note holders typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case any such payments are made only after any senior debt is made whole. Rights of holders of B-notes are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders of subordinated positions of the mortgage loan with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt).
Commercial Mortgage Backed Securities (“CMBS”)
CMBS are securities which are collateralized by commercial mortgage loans. CMBS are generally graded on the S&P, Fitch scale or Moody’s scale or may be unrated. CMBS yield current interest income that typically depend on timely payment of interest and principal of the underlying mortgage loans, and defaults by the borrowers of such loans may ultimately result in underperformance or loss on the CMBS. In the event of a default of a loan by an individual borrower within a CMBS securitization, the trustee for the benefit of the holders of the CMBS typically has recourse to the underlying mortgaged property.
Debt-Like Preferred Equity Securities
Other real estate-related debt and equity securities may include residential mortgage-backed securities, unsecured debt of listed and unlisted REITs, collateralized debt obligations and equity or equity-linked securities.
3.We acknowledge your response to prior comment 2 and note that it did not fully address sub-part (ii) of the comment. Please provide a detailed legal analysis, including citations to any relevant Commission statements or other applicable precedent, that outlines and supports your process for determining whether assets in the following Asset Categories are Real Estate-Related Assets or miscellaneous assets that are not related to real estate, when such assets are not considered Qualifying Interests:
•Mezzanine loans;
•Participation Interests, including A-notes and B-notes; and
•Whole loans.
Response: To clarify our response to prior comment 2 (and the response to comment 3 in the second response letter), given that the statutory exclusion from the definition of investment company provided by Section 3(c)(5)(C) does not have an extensive legislative history and has been addressed in staff no-action letters on a case-by-case basis, to the extent that mezzanine loans, participation interests (including A-notes and B-notes) and whole loans do not meet the criteria to be treated as Qualifying Interests (as indicated in the response to prior comment 1), the Company intends to treat such assets as miscellaneous assets, until such time, if any, that the SEC provides additional guidance that such assets may be treated as Qualifying Interests or Real Estate-Related Assets, as applicable.
4.We acknowledge your response to prior comment 3. Please confirm whether you intend to treat senior mortgage loans and senior participation notes in mortgage loans as “Qualifying Interests” when the company or its subsidiary also owns a majority interest in the B-Note. If so, please provide a detailed legal analysis supporting such position. To the extent you will consider different factors for determining whether senior mortgage loans and senior participation notes in mortgage loans should be treated as “Qualifying Interests,” please provide detailed a legal analysis, including citations to any relevant Commission statements or other applicable precedent, that outlines and supports your process for making such determinations. If the analyses for senior mortgage loans and senior participation notes are different, address such analyses separately.

Response: The Company intends to treat senior mortgage loans fully secured by real estate as Qualifying Interests. In addition, the Staff has granted no action relief to permit a participation interest in a mortgage loan fully secured by real property as a Qualifying Interest if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default, or to control the process of foreclosure.1 The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.2
The Company intends to treat loans with loan-to-value ratios in excess of 100% to be Real Estate-Related Assets if the real estate securing the loan has an appraised value between 55% and 100% of the fair market value of the loan amount on the date of acquisition. A participation interest in a loan will be treated as a Qualifying Interest only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-note, and such whole mortgage loan can be treated as a Qualifying Interest under the Staff’s guidance.
To clarify our previous responses, the Company does not intend to alter its treatment of senior mortgage loans and senior participation notes in mortgage loans that would be Real-Estate Related Assets or miscellaneous assets based upon ownership of a majority interest in a B-note. For example, the Company intends to treat a senior mortgage loan secured by a real estate asset with an appraised value between 55% and 100% of the fair market value of the loan on the date of acquisition as a Real Estate-Related Asset even if the Company also holds a majority of the B-note. In addition, as indicated in our response to comment 3 above, to the extent participation interests do not meet the criteria to be treated as Qualifying Interests, such participation interest will be treated as a miscellaneous asset and ownership of the majority interest in a B-note would not change such asset classification.
* * *
1 See Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (May 21, 1984); Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (Aug. 31, 1984); The Federal Home Loan Mortgage Corp., SEC No-Action Letter (June 14, 1985).
2 See MGIC Mortgage Corporation, SEC No-Action Letter (Aug. 1, 1974); Capital Trust, Inc., SEC Staff No-Action Letter (May 24, 2007).

If you have any questions regarding the Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee
cc:
Brandon Hetzel, Chief Financial Officer, Sunrise Realty Trust, Inc.
C. Brophy Christensen, Partner, O’Melveny & Myers LLP
Brad L. Finkelstein, Partner, O’Melveny & Myers LLP